Exhibit 4.1

DESCRIPTION OF SECURITIES REGISTERED UNDER SECTION 12 OF THE SECURITIES EXCHANGE ACT

Description of Our Capital Stock
The following is a description of material terms and provisions of the capital stock of First Interstate BancSystem, Inc. (the “Company”). The following summary does not purport to be complete, and is subject to, and qualified in its entirety by, the Certificate of Incorporation and the Bylaws, and the General Corporation Law of the State of Delaware (the “DGCL”). Copies of the Certificate of Incorporation and Bylaws have been filed and incorporated by reference as exhibits herein.
General
Our Certificate of Incorporation provides for authorized shares of common stock and preferred stock. There are no shares of preferred stock currently outstanding. Our common stock is uncertificated.
Our authorized capital stock consists of 150,100,000 shares, each with $0.00001 par value per share, of which:
•150,000,000 shares are designated as common stock; and
•100,000 shares are designated as preferred stock.
Preferred Stock
Our Board of Directors, or Board, is authorized, without approval of the holders of common stock, to provide for the issuance of preferred stock from time-to-time in one or more series in such number and with such designations, preferences, powers, and other special rights as may be stated in the resolution or resolutions providing for such preferred stock. Our Board may cause us to issue preferred stock with voting, conversion, and other rights that could be senior or in preference to the rights of the holders of common stock.
Common Stock
The holders of our common stock are entitled to one vote per share on any matter to be voted upon by the shareholders. The holders of common stock are not entitled to cumulative voting rights with respect to the election of directors, which means that the holders of a majority of the shares voted can elect all of the directors then standing for election. Directors are elected by a majority of the voting power of the shares of common stock present in person or represented by proxy and entitled to vote on the election of directors at a shareholder meeting called for the purpose.
The holders of our common stock are entitled to share equally, on a per share basis, in any dividends or other distributions in cash, securities or other property of the Company that our Board may declare from time-to-time from legally available funds and assets, subject to limitations under Delaware law and the preferential rights of holders of any outstanding shares of preferred stock that may be issued from time to time in the future.
Upon any voluntary or involuntary liquidation, dissolution, distribution of assets, or winding up of our Company, the holders of our common stock are entitled to share equally, on a per share basis, in all our assets available for distribution, after payment to creditors and subject to any prior distribution rights granted to holders of any outstanding shares of preferred stock that may be issued from time to time in the future. Our common stock is not redeemable and is not convertible into any other shares of our capital stock. Holders of common stock do not have any preemptive rights to subscribe for any shares of any class or series of our capital stock, or for any obligations convertible into shares of any class or series of our capital stock, whether now or hereafter authorized.
Anti-Take Over Provision
Our Certificate of Incorporation provides that our Board may issue up to 100,000 shares of preferred stock, in one or more series, without shareholder approval and with such terms, conditions, rights, privileges, and preferences as our Board may deem appropriate. In addition, our Certificate of Incorporation provides for staggered terms for our Board and limitations on persons authorized to call a special meeting of shareholders. Additionally, our Bylaws provide that any vacancy on our Board may be filled only by the affirmative vote of a majority of the remaining directors then in office and not by the shareholders and establish advance notice requirements for shareholders to nominate candidates for election as directors at any meeting of shareholders or to present any other business for consideration at any meeting of shareholders.

The Company has elected to opt out of the statutory provisions of Section 203 of the DGCL. Our Certificate of Incorporation, however, provides that we may not (1) issue, in a transaction or series of related transactions, voting securities representing more than 2% of the total voting power before such issuance, to any person or persons acting as a group (a “Group”) as contemplated in Rule 13d-5(b) under the Securities Exchange Act of 1934, as amended, such that, following such transaction or related transactions, such person or Group would hold more than 50% of the total voting power of the Company, after giving effect to such issuance, or (2) consummate a Change in Control Transaction (as such term is defined in our Certificate of Incorporation) without first obtaining the affirmative vote, at a duly called annual or special meeting of our stockholders, of the holders of the greater of: (A) a majority of the voting power of the issued and outstanding shares of our capital stock then entitled to vote thereon, voting together as a single class, and (B) 66.67% of the voting power of the shares of our capital stock present in person or represented by proxy at the stockholder meeting called to consider such transaction and entitled to vote thereon, voting together as a single class.
Restriction on Ownership
Banking laws generally prohibit any company that is not engaged in banking activities and activities that are permissible for a bank holding company or a financial holding company from acquiring control of a bank holding company, such as the Company. “Control” is generally defined as directly or indirect ownership of 25% or more of the voting stock or other exercise of a controlling influence. However, control may be presumed at lesser ownership amounts. The Board of Governors of the Federal Reserve System (the “Federal Reserve”) has a presumption of non-control where there is ownership of less than 5% of a class of voting stock of a bank holding company and can require prior approval for ownership of as little as 5%. Upon ownership of 10% or more of a class of voting stock, the Federal Reserve has established a rebuttable presumption of control requiring a demonstration that the owner will not have a controlling influence. Any existing bank holding company would need the prior approval of the Board of Governors of the Federal Reserve before acquiring 5% or more of the voting stock of the Company.